ACE AVIATION HOLDINGS INC. ANNOUNCES FINAL RESULTS OF ITS SUBSTANTIAL ISSUER BID

MONTRÉAL, January 10, 2008 – ACE Aviation Holdings Inc. (ACE) (TSX: ACE.A, ACE.B) today announced the final results of its offer to purchase Cdn$1.5 billion of its Class A Variable Voting Shares and Class B Voting Shares, which expired at 5:00 p.m. (Montreal time) on January 10, 2008.  Based on final reports from CIBC Mellon Trust Company, the depositary under the offer, ACE confirmed that it has taken up and accepted for purchase and cancellation a total of 40,023,427 Class A Variable Voting Shares and 9,894,166 Class B Voting Shares at Cdn$30.00 per share for an aggregate purchase price of approximately Cdn$1.498 billion in accordance with the terms of the offer. No Convertible Preferred Shares of ACE were deposited on an as converted basis under the offer.

Payment to the depositary for Class A Variable Voting Shares and Class B Voting Shares taken up and purchased by ACE under the offer will be made on January 11, 2008.  Class A Variable Voting Shares and Class B Voting Shares not validly deposited under the offer will be returned to shareholders as promptly as possible.

For the purposes of subsection 191(4) of the Income Tax Act (Canada), the “specified amount” in respect of each Class A Variable Voting Share purchased under the offer is Cdn$28.00 and the “specified amount” in respect of each Class B Voting Share purchased under the offer is Cdn$28.36.

ABOUT ACE AVIATION HOLDINGS INC.

ACE is a holding company of various aviation interests including Air Canada, Aeroplan Income Fund, Jazz Air Income Fund and ACTS.

Contacts for ACE:

Isabelle Arthur (Montréal)                                                             (514) 422-5788
Angela Mah (Vancouver)                                                              (604) 270-5741
Peter Fitzpatrick (Toronto)                                                            (416) 263-5576